                                                               EXHIBIT 99(ii)



                                Executive Report

                       Nevada Manhattan Mining Inc. (NVMH)
                      5038 N. Parkway Calabasas, Suite 100
                           Calabasas, California 91302
                                 1-818-591-4400
















                                  January 1997
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                                EXECUTIVE REPORT

                      NEVADA MANHATTAN MINING, INC. (NVMH)
                      5038 N. PARKWAY CALABASAS, SUITE 100
                           CALABASAS, CALIFORNIA 91302
                                 (818) 591-4400




                                  January 1997

                         PREPARED BY WILLIAM R. WILSON 1
                             REVIEWED BY TA M. LI 2





This Executive Report is the proprietary property of Nevada Manhattan Mining, Inc.. No reproduction of this document is permissible without prior written consent of Nevada Manhattan Mining, Inc..



         1 Wilson has a professional degree in metallurgical engineering from the Colorado School of Mines and an MBA from the University of Southern California. His more than thirty years of experience includes ten years in senior positions with engineering, construction, consulting and equipment companies and ten years as president of several mining companies operating in the United States and internationally. He is a past chairman of the Colorado Mining Association, is currently Vice President - Operations of Nevada Manhattan Mining, Inc. and serves on the boards of two publicly traded international resource companies.

         2 Li has a B.S. degree in Mining Engineering from the Columbia University Henry Krumb School of Mines. His thirty years of experience include senior positions with mining consulting firms and construction companies, and he also was president of a mine development company with properties in Latin America. He is a past president of the Northwest Mining Association, a past chairman of the Colorado Mining Association and a director of the Society of Mining, Metallurgy and Exploration. Mr. Li is currently Vice President, Corporate Development, Behre Dolbear & Company, Inc., an internationally recognized mining consulting firm.
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                                TABLE OF CONTENTS


Description                                                              Page

Chart of Company Activities ..........................................     i


I.     Executive Summary .............................................     1
         Overview ....................................................     1
         Global Developments & Activities ............................     1
                  United States ......................................     1
                  Indonesia ..........................................     2
                  Brazil .............................................     2

         Public Markets ..............................................     3
         Management Expertise ........................................     3
         Technical Expertise .........................................     3

II.    Objectives ....................................................     4
         Gold ........................................................     4
         Coal ........................................................     4
         Forestry & Timber ...........................................     4
         Corporate Staffing & Other Expertise ........................     4
         Financing ...................................................     5

III.   Resource Development and Operations Strategy ..................     5
         Indonesia:        Western Kalimantan Gold Project ...........     6
                           Sopang Gold Project .......................     7
                           Cepa Coal Projects ........................     8
         Brazil:           Timber Operations .........................     8
         USA:              Nevada Gold Mines .........................    11

IV.   Organization and Management ....................................    11
         Management ..................................................    12
         Technical Team in Indonesia .................................    13
         Technical Advisors ..........................................    13
         Accountants .................................................    14
         Additional Services .........................................    14
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Description                                                              Page


V.    Financial  Statements & Financial Risk Protection ..............    14

VI.   Attachments

          A. NEVADA MANHATTAN MINING, INC. - AUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDING MAY 31, 1996, & NOVEMBER 30, 1996 (Unaudited)
          B.     SECURITIES DESIGNATION LETTER
          C.     MANHATTAN LOCATION MAP
          D.     INDONESIA LOCATION MAP - WESTERN KALIMANTAN
                   GOLD PROJECT
          E.     INDONESIA LOCATION MAP - SOPANG PROJECT
          F.     INDONESIA LOCATION MAP - CEPA COAL PROJECT
          G.     BRAZIL LOCATION MAP


   ---------------------------------------------------------------------------



                                CONVERSION TABLE


                         1 HECTARE = 2.471 ACRES
                         1 METER = 3.281 FEET
                         1 KILOMETER = 0.6214 MILES
                         1 CUBIC METER = 1.308 CUBIC YARDS
                         1 GRAM = 0.03527 OUNCES
                         1 KILOGRAM = 2.2 POUNDS
                         1 KILOGRAM-CALORIE = 3.968 BTU
                         2,000 POUNDS = 1 ton
                         2,240 POUNDS = 1 metric ton
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                         [CHART OF COMPANY ACTIVITIES]
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I. EXECUTIVE SUMMARY


- OVERVIEW

Nevada Manhattan Mining, Inc.'s (NVMH) corporate mission is to build a world-class, global natural resource company by acquiring, building, and operating rich resource assets, which include precious metals and minerals as well as forestry and timber, and to develop these assets on its own or in conjunction with selected strategic partners. Not only is this strategy designed to propel the Company to a level of significant cash flow, but it is also intended provide an excellent return on investment and appreciation for the Company's shareholders. NVMH has positioned itself as a broad-based natural resource company which will aggressively compete in international markets and will gain international investment recognition.

Until recently, NVMH's sole operation was the Manhattan Consolidated and White Caps gold mines in the state of Nevada. Through a series of strategic acquisitions, NVMH has vastly expanded its base of natural resources to include forestry, timber, and coal to complement its rapidly growing portfolio of gold mining properties. NVMH has already launched the development and production of its forestry and timber concession in Brazil, and will be shipping the first major production of semi-finished cut timber to North American, Asian, and European markets in the first quarter of 1997. Through aggressive exploration programs, NVMH will expand the development of its newly acquired gold and coal concessions in Indonesia and, simultaneously, will seek new opportunities primarily in East Asia. In the United States, NVMH will continue its development of its gold mining properties in Nevada and bring them to full production in 1997. The Company intends to attain NASDAQ "Small Cap" or NMS status during 1997 pending an SB-2 registration with the United States Securities and Exchange Commission.


- GLOBAL DEVELOPMENTS & ACTIVITIES

      United States

During 1996, NVMH initiated mining activities at its Manhattan Mine Project in Nevada. By year end, underground and surface ore was stockpiled and ready to be milled in early 1997. Through negotiations and legal actions, the Company now is the operator and controls 100% of the project. Work continues on extending the decline to the high grade White Caps Mine which is expected to be in production in 1997. NVMH expects to be producing 1,000 ounces of gold per month by the end of 1997 at the Nevada property.


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      Indonesia

As part of NVMH's strategic effort to expand its interests in gold mining properties and other natural resources, the Company acquired two (2) gold mining concessions as well as three (3) coal concessions on the island of Kalimantan in Indonesia. As advised by Behre Dolbear & Company, the Company's internationally renowned geological and mining consultants, each of the concessions are of potential world-class stature. Much of the mining industry and international investment community are beginning to learn that Indonesia and, especially, the island of Kalimantan are becoming widely regarded as one of the world's richest areas for metals and minerals, such as gold, copper, and coal. Major international companies, including RTZ, Barrick Gold, and CRA, are already acquiring and developing gold projects in Kalimantan. Indonesia is well regarded for its giant gold deposits, most notably the Grasberg Mine operated by Freeport McMoran in Irian Jaya and, more recently, the Busang Mine discovered by BRE-X.


The two (2) gold concessions acquired by NVMH are delineated as follows:

      1. Western Kalimantan: a 62-hectare property (with the intent to expand to at least 2000 additional hectares and beyond) located on the Northwest coast of Kalimantan; and

      2.    Sopang: a 16,400-hectare property located in East Kalimantan.


The acquisition of these initial properties is most strategic, because it provides NVMH with the opportunity to participate in one of the world's greatest and richest areas for gold exploration. More importantly, these concessions are NVMH's platform for acquiring additional mining projects in Indonesia and the Asian region. These first two gold concessions exhibit large amounts of visible alluvial gold, and early reconnaissance indicates the possibility of proximity to major lode deposits. Preliminary exploration work, including surface sampling and shallow trenching/bore holes, was initiated on the Western Kalimantan gold project in the fourth quarter of 1996. For Sopang, on-site reconnaissance has been initiated in early 1997.

Most recently, the Company completed its acquisition of three coal mining concessions in East Kalimantan. These properties reportedly contain potential large tonnage of high calorific, low sulfur, low ash coal which is suitable for domestic and international markets. Preliminary government data indicates that the region in East Kalimantan where NVMH has obtained its concessions contains substantial deposits of coal. Plans for early stage exploration and development of the concessions are underway.

      Brazil

As part of its goal to achieve significant cash flow, NVMH acquired a large timber operation near Belem, Brazil through its 80% owned subsidiary Equatorial Resources ("Equatorial"). During the first quarter of 1997, Equatorial will be cutting and milling


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select wood products for shipment to world markets. NVMH expects to generate in
1997 a positive cash flow in excess of US$6 million from its timber operations. Production is expected to at least double by the end of 1997.


- PUBLIC MARKETS

In 1996, NVMH's Common Stock experienced a substantial price appreciation ranging from US$1.25 per share to US$10.375 per share. This represents a positive reflection on the Company's earnings potential. The Company's market capitalization is currently in excess of US$90 million, which is undervalued when compared to the Company's inventory of assets and reserves as well as earnings growth.

During early 1997, the Company intends to attain NASDAQ "Small Cap" or NMS status when its SB-2 Registration Statement ("Registration") becomes effective with the United States Securities and Exchange Commission. This Registration will facilitate additional financing and increase the shareholder base. Through private and public financing as well as from internal cash flow, funds will be allocated to fully explore and exploit the Company's investments into strategic concessions. Furthermore, the Company will continue to aggressively seek and acquire new assets to fulfill its mission to become a world-class, global natural resource company.


- MANAGEMENT EXPERTISE

The Company has added two experienced engineering and technical persons to its staff in order to enhance its expertise for managing its recent acquisitions. William R. Wilson, a longtime consultant to the Company with thirty years of mining experience, was appointed Vice President of Operations. He will be responsible for all technical and engineering activities, including the Manhattan Mine Project which has been under his supervision. Mr. Wilson will assist with the Company's new developments in Indonesia and Brazil. Arthur Mendenhall was appointed Manager for the Company's North American exploration activities and will continue in his exploration efforts at the Manhattan Mine Project as well as provide expertise for the Company's other mining projects.


- TECHNICAL EXPERTISE

In addition the Company engaged the services of Behre Dolbear and Company, Inc. (Behre Dolbear) an internationally recognized geological and mining consulting firm. Behre Dolbear will function as the Company's independent, third-party technical advisor for the developments in Indonesia. Behre Dolbear represents both international banking firms and mining companies in due diligence and valuation of properties and related assets.


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II. OBJECTIVES


- GOLD

NVMH will initiate major exploration programs for its Indonesian gold projects in Kalimantan in 1997. This will include continued surface exploration for highly mineralized areas and core drilling of prospect areas to establish ore reserves and subsequent feasibility studies. Drilling on at least one property is expected to begin by the second quarter of 1997. Depending on overall company financing and logistics, drilling on a second property would be initiated and possibly completed in 1997.

The Company will also continue to its development of the Manhattan Consolidated and White Caps Mines in Nevada. The initial ore stockpiled from underground and surface operations is scheduled to be milled in the nearby New Concepts Mill in early 1997. The new decline connecting the Manhattan Consolidated Mine and the White Caps Mine will be completed in the first quarter of 1997, and ore production in the White Caps Mine will proceed at that time. The Company expects to produce in excess of 5,000 ounces of gold from the Manhattan Mine Project in 1997 and be at a break-even or better production level by the end of the year.


- COAL

NVMH will also initiate exploration and, then, the development of its three coal projects in Kalimantan, Indonesia. The first survey and exploration teams are expected to begin work at the properties in the first quarter of 1997. NVMH will also seek out a major coal marketing partner which may include end-users in the Pacific Rim.


- FORESTRY & TIMBER

The Company's recently acquired forestry and timber concession near Belem, Brazil is already in production. The Company anticipates completion of its modifications to the existing saw mills by the early part of the first quarter of 1997. The saw mills will cut and size raw trees for shipment to international markets. Contracts and orders are already in place for shipments. Revenues from production are expected to range from US$500 to US$900 per cubic meter. Currently, monthly production is projected at 2,800 cubic meters of semi-finished timber products per month, which will initially result in excess of US$560,000 per month net cash flow to the Company. However, revenues will increase substantially as NVMH's plans for additional saw mills are implemented.


- CORPORATE STAFFING & OTHER EXPERTISE

It is anticipated that corporate staffing will be steadily increased to manage the wide range of issues associated with exploring, developing, and the mining the portfolio of concessions which the Company has well established. As appropriate, the Company


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will utilize outside consulting firms as well as independent consultants in order to achieve to achieve the highest level of expertise and maximum efficiency.


- FINANCING

Capitalization of the 1997 activities will be through a private placement of US$3,000,000 followed later in 1997 or early 1998 with a secondary offering if needed. However, the Company has other options to raise financing in joint ventures which will not require the sale of equity as contemplated. The Company's balance sheet gives it flexibility to raise money through debt markets. The objective of the Company is to achieve a market capitalization of US$500 million by the end of 1997. The Company also expects to be listed on the NASDAQ "Small Cap" or NMS in early 1997.


III. RESOURCE DEVELOPMENT AND OPERATIONS STRATEGY

NVMH is in the unique position to take advantage of a growing trend among most broad-based natural resources companies, which is to both increase its investments in emerging markets as well as to further develop its operations in markets such as North America. In 1997, the Company will initiate the development of world-class gold and coal projects in Indonesia as well as initiate the full production and expansion of its current capacity for its forestry and timber projects in Brazil. In the United States, NVMH will enter into full production of its gold mining projects in Nevada.

Foreign investments in mining and other natural resource projects in developing countries are increasing due to support from the international lending institutions (e.g., World Bank). For Indonesia, foreign investment in mining projects is becoming an acceptable risk for several reasons: (1) improving domestic economic conditions, (2) the government's willingness to develop resources for income from foreign exchange, and (3) the arrival of a large number of international mining companies whose confidence in the Indonesian market outweighs their aversion to risk. In 1996, foreign investment in Indonesia exceeded US$70 billion.

The Company founded a wholly owned subsidiary, Kalimantan Resources, in 1996 to hold and develop its Indonesian assets. NVMH's joint venture partner in Indonesia is Maxwells Energy & Metals Technology Ltd. (Maxwells). Maxwells is an investment company which is primarily involved with the acquisition and development of precious metals and minerals. In particular, Maxwells is actively pursuing these business opportunities in Indonesia as well as other certain Asian countries. Due to Maxwells' long-term presence in Indonesia, it has fostered important relationships with influential local partners from which Maxwells has been able to secure significant mining concessions.

In accordance with the joint venture agreement between NVMH and Maxwells, NVMH issued 400,000 common shares of NVMH at signing of the agreement in 1996. NVMH is further obligated to transfer an additional 4 million common shares to Maxwells at such time that a valuation of properties secured and assigned to the joint venture


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reaches a value in excess of US$12 million as determined by an independent consulting firm.

NVMH entered the timber market through its 80% held subsidiary Equatorial Resources. Equatorial was incorporated as a British Virgin Islands company in 1996 primarily for the purpose of acquiring and developing timber and other natural resources in South and Central America. The remaining 20% of Equatorial is held by the property's developer, Ignatius "Eddy" Theodorou, a Brazilian timber and transportation executive.


- INDONESIA

Indonesia has a history of natural resource development which includes mining, timber, and oil and gas. The explosion of gold mining development, particularly in Kalimantan, has made the country one of the most sought-after locations for land acquisition in the world. NVMH was selected to participate in this remarkable opportunity because of its long history of participation in the public mining equity markets and the diligence and persistence of its management. The key to successful development in this new market is to first secure marketable title and to obtain these concessions in those areas which have high promise for exploration and discovery. NVMH's gold projects in Kalimantan meet these criteria. As the part of the Company's effort to emerge from a junior gold mining company into a broad-based natural resource company, NVMH was quick to acquire three coal mining concessions when the opportunity presented itself. The coal on these properties is of such quality, with low sulfur content and high BTU, that it is acceptable in most countries whose air quality regulations are strict.


       Western Kalimantan Gold Project -- See Attachment C (Location Map)

The Western Kalimantan gold project is comprised of 62 hectares of land, and it is the intent of the Company to expand to 2,000 hectares and beyond. At this time, title to the property is held under the form of a "KP", which is a form of local Indonesian ownership, and for which NVMH has acquired the rights to the "KP" through its own local Indonesian nominee company known as PT Duta.

The geology at the Western Kalimantan gold project is characterized by two general trends:

      1. Red, green and black siltstones with quartz diorite intrusions of late triassic to the west; and

      2.    Granodiorite quartz felspar porphyry of Miocene to the east.

Mapping indicates widespread zones of chlorite argillic and sericite, alteration and strong leaching and oxidation of original sulfides. A long history of alluvial operations in the area is a strong signature for the nearby mineralized suspected lode deposits.


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For the initial field work, access to the property will be by road and motorized canoe. Helicopters will be used for advanced exploration activities. Infrastructure is very limited but because of the close proximity to the west coast of Kalimantan as well as well as low relief terrain, no unusual development problems will be encountered.

Initial sampling conducted by consultants for the Company indicates large mineralized areas. Because of this prior work and advantageous logistics and support, the Company has selected Western Kalimantan to be the first of its recently acquired concessions in Indonesia to undergo more extensive exploration. An airborne geophysical program, using both magnetic and radiometric surveys will be conducted to identify mineralized areas not associated with normal outcrops or alluvial activity. Following this survey and additional ground geochemical sampling, key core drill targets will be identified. Drilling will start as early as the second quarter of 1997. Acquisitions of additional property at Western Kalimantan is an integral part of the development program.


      Sopang Gold Project -- See Attachment D (Location Map)

The Sopang Gold Project consists of 16,480 hectares of grass roots property. Title and rights to develop this concession is also held under the "KP" form. Sopang is located on the Kendilo River is southeast Kalimantan approximately 60 kilometers in land from the Celebes Sea at an elevation ranging from 420 meters to 1,000 meters. The general coordinates are as follows:

      1.    20 kilometers west of the village of Tanagrogot,

      2.    10 kilometers west southwest of the village of Kauro,

      3. 125 kilometers southwest of the coastal town of Balikpapan (with a small airstrip), and

      4. 210 kilometers northeast of the coastal town of Bandjermasin; the nearest airstrip is 1,500 meters long.

The Sopang concession can periodically be reached by dirt road and/or motorized canoe from Balikpapan and Tanagrogot; otherwise it can be reached by helicopter from the airstrip at Bandjermasin. The general geology of the area is characterized by tertiary sediments and volcanics associated with intrusive structures with gold mineralization that is typical of East Kalimantan. Alluvial operations are small but are prevalent in the area. These operations are, again, signatures for nearby lode deposits.

Due to limited infrastructure in the area in and around Sopang, initial work will be limited to surface trenching and geochemical sampling. Field work at Sopang will be initiated in the first quarter of 1997 with more intensive exploration, including airborne geophysical surveys and drilling, to be initiated later in 1997.


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      Cepa Coal Projects -- See Attachment E (Location Map)

The Cepa Coal Projects cover an area of approximately 286,000 hectares and are divided into three independent properties, all of which are held under the government format known as a Contract of Work ("COW") as opposed to a "KP." Each of the properties are described as follows:

      1.    Property 1: 71,420 hectares

      2.    Property 2: 104,700 hectares

      3.    Property 3: 109,900 hectares

A major coal domain in Indonesia follows the coast from Bandjermasin on the south side of the inland north to the Malaysian border. Two of the concessions are located northwest of the village of Sangkulirang, and the third is located to the north or Sangkulirang. All three are within 75 kilometers of the village by motorized canoe. Sangkulirang is also accessible from either Balikpapan or Samarinda. Each of the concessions range from 25 to 75 kilometers inland from the eastern coast of Kalimantan. Coal seams in the area measure from 1 meter to 20 meters and dip at a shallow angle. Preliminary tests from outcropping samples indicate calorific values ranging from 4,700 to 6,000 kilocalories per kilogram, volatile matter from 31% to 41%, sulfur from 0.2% to 2.0%, and ash from 3% to 7%.

Most of the coal mines operating in Indonesia contain sub-bituminous to bituminous coals similar to those found on the Cepa Properties as well as those found at the PT Kaltima Prima Coal Property, which is one of the largest producers of coal in Indonesia and lies to the south of the Cepa Properties.

Initial work on the properties will include reasonable expansion of rights to include additional hectares containing similar high-grade coal. In the initial phases of development, the Company will conduct surface sampling and shallow drilling for characterization of coal, general market surveys, identification of potential customers, and the development of a feasibility study consistent with full development. Some of this work will be initiated in the first quarter of 1997 and will continue into 1998.


- BRAZIL

      Timber Operations -- See Attachment F (Location Map)

NVMH's decision to enter the timber market was strengthened by the strong performance of timber prices in 1996. With a price appreciation of 52% in 1996, timber was at or near the top of all international commodity price increases for the year.

Under the terms of a joint venture agreement with Jonasa Madeiras Corporation of Brazil (the "Joint Venture Agreement"), Equatorial will control, develop and operate


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276,000 hectares of virgin timberland located in the State of Para, Brazil. This concession could be considered one of the largest hardwood timber holdings in the world. The contract areas include a variety of timber species of which initially only eighteen of the most commercial of the one hundred and twenty-five available have been selected and factored in the operating forecast shown below. The other species will be forested at the appropriate time.

Of the four existing saw mills acquired by Equatorial, two are operational in Phase I and in Phase II, the other two mills will be put into operation by the end of February 1997. Immediate expansion plans call for the construction of up to eight additional mills in Phase III. The purpose of several small mills as opposed to one large facility, is to accommodate different varieties of timber and minimize downtime in the event of mechanical failure or scheduled maintenance of any of the mills. All appropriate infrastructure including power, housing, roads and auxiliary equipment as well as trained labor and strong management are in place and more than adequate to accommodate the phased increase in mill capacity.

All shipping and associated transportation services will be provided by the Jonasa Group, the largest shipping company in the Amazon Basin. Their expertise and political position provide invaluable support to the operation, and as a participant in the joint venture, allow for operating efficiencies that greatly enhance profitability. The joint venture also holds the lands in fee title and the existing operations have virtually no debt.

Equatorial has standing orders for all of its initial start-up production in Phase I and Phase II at 200 cubic meters per day capacity. Additional orders for up to 1,000 cubic meters have been submitted to Equatorial and demonstrate the viability of the immediate expansion noted above. That expansion will commence in the first quarter 1997.

A full time manager of operations for the Brazilian timber operations, Mr. Theodorou, mentioned above, is in place. With immediate production from the new timber mill near Belem, the impact of significant cash flow from the timber operations is anticipated in the first quarter of 1997.


                                    ECONOMICS

      Capital Requirements - US$500,000 is being provided for Phase I and Phase II by NVMH. NVMH will also provide US$1,500,000 for the Phase III. These funds will be provided through additional equity, production revenues or a combination of both.

      Gross Asset - 276,000 hectares. The United Nations Food and Agricultural Organization (F.A.O.), Simons Corporation (Canada) and Reid, Collins & Associates Ltd. (Canada), highly respected forestry experts, have evaluated 24,000 hectares of the total holdings and confirm that each hectare will yield approximately 200 cubic meters of raw timber. Therefore, the total potential asset value of the 276,000 hectares would be approximately 55.2 million cubic meters of raw, hard wood timber. Factoring in cost and using a conservative


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      profit figure of US$500 per cubic meter, the potential asset value can be stated at US$27.6 billion. The US$500 profit estimate was derived from consultation with established timber experts. Equatorial, under its joint venture agreement with Jonasa, controls one hundred percent (100%) of the timber asset and fifty percent of the profits. NVMH in turn, owns 80% of Equatorial.

      Joint Venture Structure - Within the total amount of the 276,000 hectares of land controlled under the Joint Venture Agreement, 53,822 hectares were purchased by the Jonasa Group in 1961. Thirty percent (30%) of this land, 16,146 hectares, was already cleared for livestock and agricultural purposes at the time of purchase. The remaining 259,854 hectares are virgin forest in which 178,000 hectares were purchased in 1987 with another 44,178 purchased at approximately the same time.

      In acquiring the timber property, the terms of the agreement with Mr. Theodorou included the initial US$500,000 mentioned above for the mill facility. Further, Mr. Theodorou will be granted 2 million common shares of NVMH in 1997.

      In order for the Joint Venture Agreement to be accurate in value in terms of dollars and cubic meters, Equatorial and Jonasa guaranteed NVMH to uphold their responsibilities by replacing the cut timber either through purchase of other properties and by replacing the missing cubic meters by purchasing timber from other approved sources as well as reforesting.

      Cash Flow Projections - The following cash flow projections for Phase I and Phase II are based on the production of 200 cubic meters per day scheduled to commence in February 1997 with Phase I already operational. The expansion plans for Phase III will increase the mill feed capacity to 1,000 cubic meters per day. The following computations are for Phase I (in place) and Phase II (operational in February 1997):

            200 cubic meters per day X 20 days per month (at two shifts per day) = 4,000 cubic meters per month

            4,000 cubic meters per month less 30% to sawn timber (conventional method of calculating profits in the timber industry) = 2,800 cubic meters per month

            2,800 cubic meters per month X US$500 per cubic meter (net after costs) = US$1,400,000 per month projected cash flow

            US$1,400,000 with 50% or US$700,000 to Jonasa Group (as joint venture share) and US$700,000 to Equatorial

            US$700,000 X 80% to NVMH or US$560,000 per month

      Equatorial received purchase order inquiries for up to 30,000 cubic meters per month. Extrapolating from the current capacity in Phase I and Phase II of 200 cubic meters per day to include the Phase III production of 1,000 cubic meters


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      per day, the net cash flow of the joint venture potentially could grow to exceed US$14,000,000 per month or US$5,600,000 to NVMH.

      Environmental Conditions - Equatorial has contracted with Eco-Rating International for the development of a balanced ecological operating model. This study, estimated to cost $36,000, will be completed at the time of initial production from the timber properties.

      Management - Messrs. Theodorou, Christopher Michaels, C.E.O of NVMH, Jeffrey Kramer, President of NVMH comprise the directorship and management of Equatorial. Joaquim Luis Fonseca Neto is the president of Jonasa Madeiras and Companhia Agropecuaria Rio Jabuti comprising the Jonasa Group.


- UNITED STATES

      Nevada Operations -- See Attachment C (Location Map)

NVMH's focus during 1996 was to initiate operations at the Manhattan Mine Project in Nevada. Harrison Western, an internationally respected underground mining contractor was employed by NVMH to be the on-site operator. Harrison Western's work was initiated in July 1996 and included placement of mine shops and support facilities; mining in the existing workings of the Manhattan Consolidated Mine; and extension of the existing decline from its end location of 1,200 linear feet from the surface to the White Caps 565' Level. Underground flooding and caving of the existing decline required an alternate access way and a new decline was driven starting from approximately 800 feet on the existing decline. As of the end of December 1996, the new decline has been driven 350 feet with an additional 450 feet expected to be completed by the end of March 1997. At that time access to the White Caps 565 Level will be achieved. NVMH will then install a new haulage shaft and alternate man-way to the surface in and around the White Caps Mine. During the extension of the new decline, NVMH will mine higher grade areas encountered. The Company also received permission from the State of Nevada to mine surface ore from three newly developed open pits.

As of December 31, 1996, NVMH has mined approximately 3,000 tons of underground and surface ore averaging approximately 0.130 ounces of gold per ton. This ore will be milled in the New Concept Mill in February 1997. As additional surface and underground ores around the Manhattan Consolidated Mine are mined, they will be milled in the New Concepts Mill. Expected tonnage during 1997 is expected to be in excess of 23,500 tons. NVMH is preparing a full operational plan to be submitted to the Nevada Environmental Protection Agency (NEPA) to include mining of up to 600,000 tons. Submittal to NEPA and approval of this plan is expected to be in the second quarter of 1997. Ongoing exploration is expected to expand ore reserves in the immediate Manhattan Consolidated and White Caps areas as well as identify further deep underground drilling targets.

IV. ORGANIZATION AND MANAGEMENT

NVMH holds the majority ownership in each of the projects in Indonesia, 100% of the Manhattan Mine project in Nevada and 80% of Equatorial which in turn participates as a 50% profits partner in the timber project in Brazil which it controls. The timber project is held in Equatorial Resources, an 80% held subsidiary of NVMH.

NVMH is expanding its organization to internally manage the various projects in its portfolio while at the same time using international recognized consulting and legal firms to provide special expertise, third-party opinions and general support of the NVMH staff.


- MANAGEMENT

NVMH's management team includes a unique blend of financial and marketing specialists, mining, timber and shipping executives and technical experts that bring to NVMH more than 130 years of combined experience relative to the development and operations now in place and contemplated in the future. This existing staff provides invaluable expertise in dealing with the complex financial, technical and societal aspects of its domestic and international resource assets. A summary of the team experience follows:

      Christopher Michaels - Chairman and Chief Executive Officer.

      Mr. Michaels has thirty years experience in corporate capital formation and corporate management. During his ten years with the Company, he has been primarily responsible for increasing shareholder participation to its current level and has directed the Company's commitment in international projects including activities in Brazil and Indonesia.

      Jeffrey S. Kramer - President, Chief Operating Officer and Chief Financial Officer.

      Mr. Kramer directs the day-to-day operations of NVMH. He is responsible for institutional investors and provides coordination of the company's regulatory and legal activities. For the last ten years Mr. Kramer had devoted a major portion of his time in developing the Manhattan Mine Project and positioning the Company for its recent rapid growth.

      William R. Wilson - Vice President - Operations.

      Mr. Wilson is the project manager for the Manhattan Mine project and provides technical advisement for all of the Company's mining activities and directs outside contractors. Mr. Wilson has thirty years international mining experience including the management of mining divisions of three public companies. He is a director of Banro Resource Corporation and more recently managed the technical aspects of Banro's SAKIMA gold project in Zaire. Mr. Wilson is also president of Gold King Mines Corporation, managing that company's Gold King gold mine in Colorado and chairman of Gold King Consolidated, Inc. a Dallas-based oil, gas and mining company.

      Ignatius "Eddy" Theodorou - President - Equatorial Resources.

      Mr. Theodorou has thirty years experience in shipping and timbering operations. His expertise in the complexities of international timbering operations has allowed NVMH to enter an extremely competitive industry with a minimum of development and start-up time.

      Stanley J. Mohr - Vice President of Shareholder Relations.

      Mr. Mohr has been with NVMH since its formation in 1986 and provides day-to-day contact with a large number of NVMH shareholders. Mr. Mohr also provides general marketing consulting services to the Company.

      William Michaels - Vice President of Investor Relations.

      Mr. Michaels has been with NVMH since its formation in 1986. He assists Mr. Mohr in day-to-day contact with NVMH shareholders and advises the Company on shareholder investor related issues. Mr. Michaels is the father of Christopher Michaels, the Company's Chairman and Chief Executive Officer.

      Arthur Mendenhall - Manager North American Exploration.

      Mr. Mendenhall is responsible for all of the Company's exploration activities in North America and is the Company's on-site representative for the Manhattan Mine project maintaining grade control, developing expanded reserves and providing guidance for expanded explorations activities in Nevada and in other gold producing areas.

The NVMH Board of Directors provides the strategic direction for NVMH, as well as opportunities based upon their personal contacts, valuable guidance, organizational clarity and purpose based upon their experience. Expansion of the Board is being considered to represent both ownership and technical interests. Ms. Pollock and Dr. Rude', as members of the Board listed below, represent outside shareholder interests on the Board.

      The NVMH Directors include:

      Christopher D. Michaels - Chairman
      Jeffrey S. Kramer - Director
      Stanley J. Mohr - Director
      Edna Pollock - Director
      Joe C. Rude' III, M.D. - Director


- TECHNICAL TEAM IN INDONESIA

The NVMH technical project development team in Indonesia is based in Jakarta and has responsibility for the evaluation and development of the gold and coal mining projects. The project development team will maintain very close cooperation and coordination with Behre Dolbear and NVMH's management team in the United States.

- TECHNICAL ADVISORS

NVMH has retained Behre Dolbear as its technical advisory firm to conduct independent assessments and studies of the various projects in Indonesia. Behre Dolbear, a New York based consulting firm, has additional offices in Denver, Colorado, Sydney Australia, Santiago, Chile, and Toronto, Canada. Mr. Malcolm Hancock is the official representative from Behre Dolbear and serves as the firm's Managing Director of its office in Sydney, Australia. NVMH has also retained two local consulting geological firms in Jakarta, P. T. Snowden and Dr. Deddy and Associates, to provide local technical and logistical support. These firms have provided on-site services from the initiation of activities in Kalimantan. Their in-country expertise provides a major advantage in dealing with local activities and logistical support.


- ACCOUNTANTS

NVMH's accountants and auditors are Jackson & Rhodes of Dallas, Texas. They provide financial and auditing assistance.


- ADDITIONAL SERVICES

Although the management and staff of NVMH are very capable, a number of specific and specialized skills must be contracted to ensure adequate planning, organization, control, and leadership. Such services may include;

      * accounting and auditing

      * legal

      * metallurgical

      * geotechnical

      * environmental and permitting

      * feasibility investigations

      * engineering design

Other services which might be required include:

      * human resources

      * temporary services

      * management consultant

      * logistic/expediting.


V. FINANCIAL STATEMENTS & FINANCIAL RISK PROTECTION

The audited financial statements for NVMH for the periods ending May 31, 1996, August 31, 1996, and November 30, 1996 are shown in Attachment A.1

NVMH intends to secure project and political risk guarantees either from the World Bank Group "Multilateral Investment Guarantee Agency" (MIGA) or the United States

Overseas Private Investment Corporation. Both agencies typically will insure up to 90% of the principal amount of a US$50 million investment.





WITH THE EXCEPTION OF HISTORICAL MATTERS, THE MATTERS DISCUSSED IN THIS EXECUTIVE REPORT ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM PROJECTIONS OR ESTIMATES CONTAINED HEREIN. SUCH FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING PLANNED LEVELS OF EXPLORATION AND OTHER EXPENDITURES. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE, AMONG OTHERS, DECISIONS AND ACTIVITIES OF OTHER PRIVATE PARTIES, UNANTICIPATED GRADE, GEOLOGICAL, METALLURGICAL, PROCESSING OR OTHER PROBLEMS, CONCLUSIONS OF FEASIBILITY STUDIES, CHANGES IN PROJECT PARAMETERS AS PLANS CONTINUE TO BE REFINED, THE TIMING OF RECEIPT OF GOVERNMENTAL PERMITS, RESULTS OF CURRENT OR PLANNED EXPLORATION ACTIVITIES, ENVIRONMENTAL COSTS AND RISKS, AND CHANGES IN THE MARKET PRICES OF ITS PRODUCTS, AS WELL AS OTHER FACTORS DESCRIBED ELSEWHERE IN THIS EXECUTIVE REPORT. MOST OF THESE FACTORS ARE BEYOND THE COMPANY'S ABILITY TO PREDICT OR CONTROL. THE COMPANY DISCLAIMS ANY OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENT MADE HEREIN. READERS ARE CAUTIONED NOT TO PUT UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.


2/03/97

                   [REINSTEIN, PANTELL & CALKINS LETTERHEAD]



                                                January 29, 1997


Jeffrey Kramer
Executive Vice President
NEVADA MANHATTAN MINING
5038 Parkway Calabasas
Suite 100
Calabasas, California 91302-1422

Dear Mr. Kramer:

        In your letter to me dated January 29, 1997, you confirm that Nevada Manhattan Mining has net tangible assets in excess of $2,000,000 as of November 30, 1996. Based on your representation that Nevada Manhattan Mining currently has net tangible assets (i.e. total assets less intangible assets and liabilities) in excess of $2,000,000, then the stock of Nevada Manhattan Mining would not be defined as "penny stock" as defined in Rule 3a51-1(g) [17 C.F.R. 240.3a51-1(g)].

                                        Very truly yours,

                                        REINSTEIN, PANTELL & CALKINS

                                        By: /s/ Lloyd S. Pantell
                                           ---------------------------
                                           Lloyd S. Pantell


LSP/mg